EXHIBIT 20





                                   Contact:  Roger W. W. Baker
                                             (203) 698-5148

                                             Daniel A. Conforti
                                             (203) 698-5132



          AMERICAN BRANDS' E.P.S. FROM ONGOING OPERATIONS
             UP 36% IN THIRD QUARTER, 25% YEAR-TO-DATE;
                EXPECTS 17%+ INCREASE FOR FULL YEAR


Old Greenwich, CT, October 23, 1995 -- American Brands, Inc.

(NYSE-AMB) today announced that earnings per Common share from ongoing operations for the quarter ended September 30, 1995 rose

36% to 72 cents per share, compared with 53 cents per share for the third quarter of 1994.  Fully diluted earnings per share rose

37% to 71 cents.

     For the nine months, E.P.S. from ongoing operations was

$1.95, up 25% from $1.56 last year.  Fully diluted earnings per share rose 24% to $1.92.

     Chairman and Chief Executive Officer Thomas C. Hays noted

that "the excellent performance in both periods reflects the benefits of our restructuring as well as continued gains by our brands.  Over the past ten months, we have massively restructured

American Brands.  We've shed low-growth, low p/e businesses that accounted for 42% of our operating income just three years ago,

and our ongoing results reflect the powerful benefit of that restructuring.

     "American Brands is firing on all cylinders," Hays said,

noting that nearly all the Company's leading brands were

performing extremely well.  "Year-to-date, our U.K.-based

tobacco, golf and office products brands have achieved double-

digit growth in operating company contribution."  The Company's powerful portfolio includes 15 brands that each posted sales of more than $100 million last year, and many others are market leaders with great prospects.  "We've also invested $1 billion so far this year reducing fully diluted shares by 12% since year-

end.  Subject to market conditions, we intend to repurchase

nearly five million more shares still authorized.  In addition,

over the past 12 months, we reduced total debt by $1.3 billion.

     "The outlook is also very positive," Hays added.  "1995 will be an excellent year for American Brands, with another favorable ongoing E.P.S. comparison in the fourth quarter.  For the year,

we expect earnings per share to exceed last year's restated $2.39 primary, or $2.37 fully diluted, from ongoing operations by more than 17%.

     "For the 'new' American Brands, we set an aggressive goal to generate long-term E.P.S. growth in the range of 10%.  Obviously,

we're off to a great start in achieving that goal, and we're bullish on the future.  All our key brands have powerful

leadership positions.  We have a very strong balance sheet and enormous cash flow that give us tremendous flexibility.  And we are determined to delight our consumers and our shareholders."

     For the third quarter, even though results were lower for

the hardware and home improvement brands, ongoing operations posted a 4% overall increase in contribution.

     Hays noted that the U.K.-based tobacco brands led the

charge.  Contribution for the Gallaher Tobacco brands was up $12 million, or 8%, in the quarter, driven by a worldwide increase in cigarette volume and a solid gain in operating margin.  In the face of very challenging market conditions, Gallaher's strategy to grow its profits while protecting its powerful position is working well.

     Hays commented on the strong, sustained achievements by the golf and office products brands.  "Titleist golf, which is

performing superbly on all fronts, had another record quarter.

Contribution was up 12%, and double-digit volume gains were

achieved in golf balls, golf shoes, golf gloves and golf clubs in both the quarter and nine month periods.  ACCO's office product brands are also achieving sustained excellent growth, with

contribution up 8% in the quarter, backed by continued strong increases in volume and in market share, propelled by new

products."

     The distilled spirits brands also had a good quarter.  While competition is intense, contribution growth for these brands was

4% for the quarter, and Hays noted that their powerful cash flow further benefits earnings per share.  Notably, Jim Beam Brands'

international operations achieved double-digit growth, and Whyte

& Mackay, where a successful Jim Beam executive took charge at the end of June, had an encouraging quarter with solid profit and volume increases.

     Hardware and home improvement was the one category posting lower profit; contribution was down 10% for the quarter.  In 1994 and in the first quarter of 1995, these brands achieved double-

digit gains.  Orders softened significantly during the second quarter, particularly for Moen, due to the general slowdown at home centers and in new construction as well as significant

destocking by the trade.  That softness, along with a very weak housing market in Canada, continued into the summer.  In recent weeks, however, there has been encouraging strengthening in

incoming orders.  Hays commented that "if this strengthening continues, we would anticipate profit growth from these brands for the fourth quarter and the full year.  Encouragingly, the

Master Lock and Waterloo brands achieved record sales in both the quarter and nine months.

     "As to the fourth quarter," Hays said, "we expect another

favorable ongoing E.P.S. comparison.  Golf and office products both have great momentum, driven by strong consumer demand, and both should achieve solid double-digit growth in the fourth

quarter.  Our international tobacco and distilled spirits brands had unusual benefits last year that will result in unfavorable comparisons in this year's fourth quarter.  Notably for Gallaher,

the U.K. government announced two separate excise tax increases in the 1994 fourth quarter, leading to distortions in trade

buying that benefited that quarter.  For distilled spirits, we expect modest growth at Jim Beam Brands, but contribution will be lower at Whyte & Mackay, which benefited last year from

nonrecurring items, principally one-time bulk sales.  Despite these challenges, which are expected to result in lower

consolidated operating company contribution, we expect a modest increase in E.P.S. in the fourth quarter, reflecting the benefit of our aggressive share repurchases and substantial debt

reduction.

     "Looking to 1996, we believe that our long-term goal to

achieve E.P.S. growth in the range of 10% is realistic and

attainable, assuming economic and exchange rate stability and a satisfactory pricing environment."




                       Restructuring


     With the disposal of the U.K.-based retailing operations in

July, the entire nonstrategic specialty businesses group has now been sold.  The housewares business was sold in May, and a

smaller U.K. operation was sold in February.  The proceeds from the sale of those nonstrategic businesses were higher than

anticipated.  As a result, $20 million that was provided in

connection with the dispositions was reversed in the third

quarter.  This $20 million credit does not affect the ongoing operations comparisons, but it does benefit the reported net income comparison, which includes results from all the operations sold.

     With the completion of these dispositions, 'ongoing

operations,' which previously excluded The American Tobacco

Company (as well as Franklin Life, which was accounted for as a discontinued operation) has been restated to also exclude the specialty operations.  Franklin Life was sold in this past

January, and The American Tobacco Company was sold in December

1994.

     Total proceeds from these dispositions, which represented

42% of 1992 consolidated operating income, were nearly $2.5

billion.

     Earlier in 1994, the U.K.-based optical business and the

Acushnet Rubber division were sold.




                       Share Repurchases


     We have invested $1 billion during 1995 to reduce fully

diluted shares.  Through September, we had repurchased 20 million

shares of our Common stock.   We also retired a $200 million

convertible issue this past April.  This had the effect of

reducing fully diluted shares by another five million shares.

Subject to market conditions, we intend to complete the purchase by year-end of nearly 5 million shares still authorized.  So, by year-end, we may well have reduced fully diluted shares by as many as 30 million shares, or 14%.




                        Brand Highlights


:::International Tobacco:::

     Gallaher is powerfully positioned as the U.K. market leader with the two top selling brands.  Worldwide cigarette units were up 2% in the third quarter, with a 20% increase in exports

offsetting a 3.4% unit decline in the U.K.  Shipments to the

Former Soviet Union (F.S.U.) were up sharply; the F.S.U. trade is somewhat opportunistic, but we believe there are further

interesting opportunities.  For the nine months, F.S.U. shipments approximated last year's level, and exports to continental Europe were up 5%; U.K. shipments declined 2.3%, approximating the 2%

estimated decline in U.K. industry consumer sales.  For the nine months, Gallaher's share of U.K. consumer sales was estimated at

39.3%.  Gallaher has introduced a number of new cigarette

products this year to respond to ongoing downtrading by consumers as well as growing preference for lower "tar" products.  The downtrading from premium to lower price cigarettes has been

driven by significant excise tax increases in the U.K.

     The 8% contribution increase in the quarter reflected the

benefit of an April cigarette price increase averaging about 5%

(excluding excise taxes) as well as a higher average exchange rate for the British pound.  In sterling, contribution was up 6%.

Gallaher is also benefiting from facility rationalization,

notably the ongoing consolidation of six older distribution

centers into a modern, new center.



:::Distilled Spirits:::

     Third quarter sales and contribution were records, and

worldwide volume was up 2%.

     Jim Beam Brands, the #2 distilled spirits business in the

U.S., had excellent growth in international markets, with sales and contribution up 18% and 19%, respectively.  Jim Beam bourbon has just become the largest selling whisky of any type in

Germany, Austria and Latvia.

     In the U.S., After Shock, which was introduced in March, is already the most successful new product Beam has ever introduced,

and sales are now projected to reach 170,000 cases this year.

Although industrywide pricing remains difficult, Beam is,

nevertheless, benefiting from selective price increases in

regional markets.

     Beam's worldwide case sales declined 3% in the quarter,

reflecting a 7% decline in domestic shipments.  The comparison is with a particularly strong quarter last year.  For the nine

months, worldwide shipments were up 1%, even though domestic shipments declined 1%.  On a year-to-date basis, Beam's U.S.

depletion trend on major brands is approximately equal to the industry's.  Estimated U.S. depletions for Jim Beam bourbon,

which is celebrating its 200th anniversary, were up in both the quarter and nine months.

     At Whyte & Mackay, contribution was up 25% in the quarter on a 26% volume increase.  Exports rose sharply, reflecting

substantial bulk shipments.  In the U.K., where the pricing

environment continues to be intensely competitive, shipments were flat, but the company's two leading scotch brands, Whyte & Mackay

Special Reserve and The Claymore, achieved strong worldwide

volume increases in both the quarter and nine months.  Year-to-

date, Whyte & Mackay's 1.9% decline in U.K. scotch shipments was significantly better than the industry trend, and their worldwide scotch shipments were up 7.8%.

     Late in June, Kenneth Hitchcock, who had led Jim Beam's very successful Australian operation, was named chairman and chief executive of Whyte & Mackay.  Under his direction, Whyte & Mackay is reevaluating all aspects of its operations, is developing plans to grow its brands and is investigating significant

measures to reduce costs and maximize manufacturing efficiencies.



:::Hardware and Home Improvement Products:::

     In this period of market softness, Moen has strengthened its share position in the U.S. and is the best-selling faucet brand in North America.  Moen's entire product line of kitchen,

bathroom and bar faucets just became the first brand to be

certified as meeting the exacting requirements of the new NSF

(National Sanitation Foundation) standard; this standard is a means of measuring the impact of certain plumbing fixtures on the quality of drinking water.  Moen's powerful 1995 television

advertising has significantly increased consumer awareness, and

Moen now ranks number 1 in several key measures.  Master Lock is shooting with both barrels:  both padlocks and the fast-growing door lock operations achieved record sales in the quarter.



:::Office Products:::

     ACCO has continued to build on its position as the world

leader in office supplies.  Sales were up 15% to a record,

reflecting solid gains in units and market share.  Sales gains were particularly strong in North America and Australia, though solid increases were achieved in all regions.  Notable gains have been posted by the ACCO, Wilson Jones, Day-Timers, Swingline and

Rexel brands, all of which are leaders in their categories.

     Margins eroded somewhat in the quarter, reflecting rapid

escalation in raw material costs and costs associated with major growth initiatives.  Raw material costs now appear to be

stabilizing, and ACCO has announced further price increases

effective during the fourth quarter and early 1996.  The growth initiatives should yield significant profits in future periods.

These initiatives include the successful launch of Day-Timers products in retail superstores and the office products trade, the introduction of Day-Timers software products, and key customer conversions to Wilson Jones vinyl binder products.



:::Golf:::

     The Titleist and Foot-Joy brands are the world leaders in

quality golf balls, golf shoes and golf gloves.  The Titleist ball is continuing to dominate the worldwide tours, with 97 wins this year versus 20 for its nearest competitor.  Titleist is the most played ball in professional golf, the worldwide tournament wins leader and the number 1 money-winning ball.  Titleist is also achieving particularly notable success in the club category;

year-to-date club sales are up 42%, and its on-course market share has increased nearly 3 percentage points in the past year to over 10%.

     Titleist is achieving excellent growth in international

markets, notably including strong gains in Japan.  To further strengthen Titleist's low cost position, a joint venture to

manufacture Foot-Joy golf shoes in China commenced operations during the quarter.





                           Other Data


     Fluctuations in exchange rates for foreign currencies,

primarily the British pound, favorably affected ongoing sales,

income from ongoing operations and ongoing E.P.S. by $33 million,

$2 million and 1 cent, respectively, in the quarter, and by $228 million, $13 million and 7 cents for the nine months.  Lower average Common shares outstanding benefited ongoing fully diluted

E.P.S. by 7 cents in the quarter and 14

cents for the nine months.  "Interest and related expenses" and "Other

(income) expenses, net" benefited substantially from the disposition proceeds.  The comparison was favorably affected by a decrease in the effective income tax rate for ongoing operations for the quarter to a more normal 40.4% from 43.3% a year ago; for the nine months, the effective rate was 39.4% versus 37.6% last year.

     Net income, compared with 1994 results including discontinued

operations, The American Tobacco Company and specialty operations, increased

1% in the quarter and declined 17% for the nine months.

     Headquartered in Old Greenwich, Connecticut, American Brands is a

focused international consumer products company with powerhouse brands and leading market positions in distilled spirits, hardware and home improvement products, office products, golf and leisure products, and international tobacco. Major brands include Jim Beam and Old Grand-Dad bourbons, DeKuyper cordials, Moen faucets, Master locks, Aristokraft cabinets, ACCO office products including Day-Timer and Swingline, Titleist, Pinnacle and Foot-Joy

golf products, and, in Europe, Benson and Hedges and Silk Cut cigarettes.



                                    # # #


                             AMERICAN BRANDS, INC.
                    (In millions, except per share amounts)
                                  (Unaudited)


                                         Three Months Ended September 30,
                                          1995         1994     % Change
Net Sales
 International Tobacco (2)              $1,711.5    $1,608.1       6.4
 Distilled Spirits (2)                     307.3       305.9       0.5
 Hardware & Home Improve. Prods.           327.9       334.0      (1.8)
 Office Products                           300.1       260.1      15.4
 Golf & Leisure Products                   136.5       116.1      17.6
                                       ---------   ---------   -------
  Ongoing Operations                     2,783.3     2,624.2       6.1
 Businesses Disposed (1)(2)                112.0       730.4     (84.7)
                                       ---------   ---------   -------
  Continuing Operations                  2,895.3     3,354.6     (13.7)
                                       =========   =========   =======
Operating Company Contribution
 International Tobacco                     153.2       141.7       8.1
 Distilled Spirits                          59.9        57.4       4.4
 Hardware & Home Improve. Prods.            47.1        52.1      (9.6)
 Office Products                            21.8        20.1       8.5
 Golf & Leisure Products                    18.4        16.4      12.2
                                       ---------   ---------   -------
  Ongoing Operations                       300.4       287.7       4.4
 Businesses Disposed (1)                     1.6        47.1     (96.6)
                                       ---------   ---------   -------
  Continuing Operations                    302.0       334.8      (9.8)
                                       =========   =========   =======
Amortization of Intangibles                 23.6        24.1      (2.1)
                                       ---------   ---------   -------
Operating Income                           278.4       310.7     (10.4)
                                       ---------   ---------   -------

Interest and Related Expenses               36.1        52.7     (31.5)
Corporate Admin. Expenses                   22.7        24.0      (5.4)
Gain on Disposal of
 Businesses, Net (1)                        20.0           -         -
Other (Income) Expenses, Net                (5.4)        1.5         -
                                       ---------   ---------   -------
Income Before Income Taxes                 245.0       232.5       5.4

Income Taxes                                91.7       100.7      (8.9)
                                       ---------   ---------   -------
Income From Continuing Opers.(1)           153.3       131.8      16.3

Discontinued Operations (3)                    -        20.1         -

Extraordinary Item (4)                         -           -         -
                                       ---------   ---------   -------
Net Income                                 153.3       151.9       0.9
                                       =========   =========   =======

Earnings per Common Share
 Primary
  Income From Continuing Opers.(1)         $0.82       $0.65      26.2
  Discontinued Operations (3)                  -        0.10         -
  Extraordinary Item (4)                       -           -         -
                                       ---------   ---------   -------
  Net Income                               $0.82       $0.75       9.3

 Fully diluted
  Income From Continuing Opers.(1)         $0.80       $0.64      25.0
  Discontinued Operations (3)                  -        0.09         -
  Extraordinary Item (4)                       -           -         -
                                       ---------   ---------   -------
  Net Income                               $0.80       $0.73       9.6

Avg. Common Shares Outstanding
  Primary                                  184.7       201.3      (8.2)
  Fully Diluted                            191.7       213.3     (10.1)

                                 (NOTES FOLLOW)


                             AMERICAN BRANDS, INC.
                    (In millions, except per share amounts)
                                  (Unaudited)


                                        Nine Months Ended September 30,
                                          1995         1994    % Change
Net Sales
 International Tobacco (2)              $4,568.6    $4,153.8      10.0
 Distilled Spirits (2)                     877.8       839.4       4.6
 Hardware & Home Improve. Prods.           962.4       932.3       3.2
 Office Products                           844.6       725.7      16.4
 Golf & Leisure Products                   478.8       417.5      14.7
                                       ---------   ---------   -------
  Ongoing Operations                     7,732.2     7,068.7       9.4
 Businesses Disposed (1)(2)                550.3     2,327.7     (76.4)
                                       ---------   ---------   -------
  Continuing Operations                  8,282.5     9,396.4     (11.9)
                                       =========   =========   =======
Operating Company Contribution
 International Tobacco                     403.6       362.0      11.5
 Distilled Spirits                         152.2       149.0       2.1
 Hardware & Home Improve. Prods.           150.2       153.4      (2.1)
 Office Products                            58.1        52.0      11.7
 Golf & Leisure Products                    79.1        71.0      11.4
                                       ---------   ---------   -------
  Ongoing Operations                       843.2       787.4       7.1
 Businesses Disposed (1)                     7.5       182.7     (95.9)
                                       ---------   ---------   -------
  Continuing Operations                    850.7       970.1     (12.3)
                                       =========   =========   =======
Amortization of Intangibles                 71.8        71.9      (0.1)
                                       ---------   ---------   -------
Operating Income                           778.9       898.2     (13.3)
                                       ---------   ---------   -------

Interest and Related Expenses              122.2       165.5     (26.2)
Corporate Admin. Expenses                   64.9        52.7      23.1
Gain on Disposal of
 Businesses, Net (1)                        20.0           -         -
Other (Income) Expenses, Net               (21.4)        6.4         -
                                       ---------   ---------   -------
Income Before Income Taxes                 633.2       673.6      (6.0)

Income Taxes                               244.2       260.4      (6.2)
                                       ---------   ---------   -------
Income From Continuing Opers.(1)           389.0       413.2      (5.9)

Discontinued Operations (3)                    -        51.8         -

Extraordinary Item (4)                      (2.7)          -         -
                                       ---------   ---------   -------
Net Income                                 386.3       465.0     (16.9)
                                       =========   =========   =======

Earnings per Common Share
 Primary
  Income From Continuing Opers.(1)         $2.05       $2.04       0.5
  Discontinued Operations (3)                  -        0.26         -
  Extraordinary Item (4)                   (0.01)          -         -
                                       ---------   ---------   -------
  Net Income                               $2.04       $2.30     (11.3)

 Fully diluted
  Income From Continuing Opers.(1)         $2.01       $2.01         -
  Discontinued Operations (3)                  -        0.24         -
  Extraordinary Item (4)                   (0.01)          -         -
                                       ---------   ---------   -------
  Net Income                               $2.00       $2.25     (11.1)

Avg. Common Shares Outstanding
  Primary                                  189.1       201.6      (6.2)
  Fully Diluted                            198.3       213.6      (7.2)


                                 (NOTES FOLLOW)

                             AMERICAN BRANDS, INC.
NOTES:

(1) Ongoing  operations  comparisons are as  follows  (in  millions,  except
    EPS):

     Income from Continuing Operations Before Extraordinary
     Item:

                               Three Months           Nine Months
                           1995    1994  %Change  1995   1994   %Change

     Income:
     Ongoing Operations   $133.5  $108.0   23.6   $369.3  $316.4  16.7
     Businesses Disposed
      Domestic Tobacco         -    27.8      -        -    97.5     -
      Other Businesses      (0.2)   (4.0)  92.5     (0.3)   (0.7) 57.1
     Gain on Disposal
      of Businesses, Net    20.0       -      -     20.0       -     -
                          ------  ------   ----   ------  ------  -----
     As Reported          $153.3  $131.8   16.3   $389.0  $413.2  (5.9)
                          ======  ======   ====   ======  ======  =====

     Earnings per Common share:
      Primary
     Ongoing Operations    $0.72   $0.53   35.8    $1.95   $1.56  25.0
     Businesses Disposed
      Domestic Tobacco         -    0.13      -        -    0.48     -
      Other Businesses         -   (0.01)     -        -       -     -
     Gain on Disposal
      of Businesses, Net    0.10       -      -     0.10       -     -
                           -----   -----   ----    -----   -----  ----
     As Reported           $0.82   $0.65   26.2    $2.05   $2.04   0.5
                           =====   =====   ====    =====   =====  ====

      Fully Diluted
     Ongoing Operations    $0.71   $0.52   36.5    $1.92   $1.55  23.9
     Businesses Disposed
      Domestic Tobacco         -    0.13      -        -    0.46     -
      Other Businesses         -   (0.01)     -        -       -     -
     Gain on Disposal
      of Businesses, Net    0.09       -      -     0.09       -     -
                           -----   -----   ----    -----   -----  ----
     As Reported           $0.80   $0.64   25.0    $2.01   $2.01     -
                           =====   =====   ====    =====   =====  ====

    Other Businesses include results of nonstrategic businesses disposed of including Retail Distribution, Optical, Acushnet Rubber Division and Housewares.

    On July 12, 1994, Dollond & Aitchison Group PLC (Optical), a subsidiary of Gallaher Limited, was sold for total consideration of $146 million, which approximated the carrying value of the company.

    On December 22, 1994, the Company sold The American Tobacco Company, its domestic tobacco business, for $1 billion in cash, before related expenses. An after-tax gain of $508.3 million, or $2.52 per Common share, was recognized on the transaction in the fourth quarter of 1994.

                             AMERICAN BRANDS, INC.

NOTES (CONTINUED):

    The Company announced plans to dispose of a number of nonstrategic businesses and product lines, including U.K.-based Forbuoys (Retail Distribution) and Prestige (Housewares), both subsidiaries of Gallaher Limited, and in the fourth quarter of 1994 recorded an after-tax loss of $241.3 million, or $1.20 per Common share, substantially non-cash, based on the anticipated sale of these businesses for proceeds in the range of $150-$175 million. The sale of Prestige was completed on May 2, 1995. With the sale of retail distribution operations on July 24, 1995, the Company has substantially completed the disposition of non- strategic businesses and product lines and as a result, $20 million that was provided in connection with the dispositions was reversed in the third quarter of 1995.

(2) Federal and foreign excise taxes included in net sales for the three months and nine months ended September 30 are as follows (in millions):

                               Three Months         Nine Months
                              1995      1994       1995      1994
     International Tobacco  $1,330.4  $1,235.2   $3,528.0  $3,185.0
     Distilled Spirits         112.1     120.2      331.5     326.3
     Domestic Tobacco              -     101.1          -     313.8
                            --------  --------   --------  --------
                            $1,442.5  $1,456.5   $3,859.5  $3,825.1
                            ========  ========   ========  ========

(3) On November 30, 1994, the Company entered into an agreement to sell its Franklin life insurance business for $1.17 billion in cash, before related expenses. A net loss of $206.8 million was recognized on the transaction in the fourth quarter of 1994 in discontinued operations.
    The sale was completed on January 31, 1995.

(4) On April 11, 1995, holders of $199.5 million of the $200 million 5 3/4% Eurodollar Convertible Debentures, Due 2005, exercised their right to "put" their debentures at a price of 114.74%, plus accrued interest. This resulted in a total payment by the Company of $240.4 million, including premium and accrued interest, and will reduce fully diluted shares by 5.1 million. The extinguishment of debt resulted in a charge of $4.1 million ($2.7 million net of taxes).

(5) The Company and its subsidiaries are defendants in various lawsuits associated with their business and operations, including actions based upon allegations that human ailments have resulted from tobacco use. It is not possible to predict the outcome of the pending litigation, but management believes that there are

                             AMERICAN BRANDS, INC.

NOTES (CONTINUED):


    meritorious defenses to the pending actions and that the pending actions will not have a material adverse effect upon the results of operations, cash flow or financial condition of the Company. These actions are being vigorously contested.

    On December 22, 1994, the Company sold The American Tobacco Company subsidiary to Brown & Williamson Tobacco Corporation, a wholly-owned subsidiary of B.A.T Industries p.l.c. In connection with the sale, Brown & Williamson Tobacco Corporation and The American Tobacco Company agreed to indemnify the Company against claims arising from smoking and health and fire safe cigarette matters relating to the tobacco business of The American Tobacco Company.


                        AMERICAN BRANDS, INC.
                 CONDENSED CONSOLIDATED BALANCE SHEET
                           (In millions)

                                               September 30, December 31,
                                                   1995          1994
Assets                                         (Unaudited)
  Current Assets
    Cash and Cash Equivalents                      $392.7       $110.1
    Accounts Receivable, Net                      1,391.8      1,067.9
    Inventories                                   1,304.2      2,015.7
    Net Assets of Discontinued Operations             0.0      1,170.0
    Other Current Assets                            227.6        307.2
                                                 --------     --------
      Total Current Assets                        3,316.3      4,670.9

  Property, Plant and Equipment, Net              1,118.1      1,212.7
  Intangibles Resulting From
    Business Acquisitions                         3,355.2      3,549.1
  Other Assets                                      401.5        361.7
                                                 --------     --------
Total Assets                                     $8,191.1     $9,794.4
                                                =========    =========
      Liabilities and Stockholders' Equity

  Current Liabilities
    Short-Term Debt                                 $65.4       $180.6
    Current Portion - Long-Term Debt                128.0        525.2
    Other Current Liabilities                     2,154.4      2,409.7
                                                 --------     --------
      Total Current Liabilities                   2,347.8      3,115.5

  Long-Term Debt                                  1,382.9      1,512.1
  Other Long-Term Liabilities                       539.7        529.3
                                                 --------     --------
      Total Liabilities                           4,270.4      5,156.9
 Stockholders' Equity                             3,920.7      4,637.5
                                                 --------     --------
Total Liabilities and Stockholders' Equity       $8,191.1     $9,794.4
                                                =========    =========